                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 033-80769
PROSPECTUS

                                                                       [LOGO]

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

COMMON STOCK
($.01 PAR VALUE)

This Prospectus relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Financial Security Assurance Holdings Ltd., a New York corporation ("FSA Holdings" and, together with its consolidated subsidiaries, the "Company"), which may be offered and sold by Smith Barney Inc., an affiliate of Salomon Brothers Inc ("Salomon Smith Barney"), in connection with market-making activities in the 7 5/8% Exchangeable Notes due May 15, 1999 (the "Debt Exchangeable for Common Stock-TM-" or "DECS-TM-") of Salomon Inc, the predecessor to Salomon Smith Barney Holdings Inc ("Salomon"). The DECS were initially offered pursuant to a Prospectus Supplement and Prospectus (together, the "DECS Prospectus") relating to the sale of DECS which is accompanied by a form of Prospectus (the "DECS FSA Prospectus") relating to the delivery by Salomon pursuant to the DECS of such shares of Common Stock as Salomon may receive from MediaOne Group, Inc. (formerly U S WEST, Inc.), a Delaware corporation ("MediaOne"), under the terms of certain exchangeable notes of MediaOne (the "MediaOne DECS"). The DECS FSA Prospectus is also included in the Registration Statement of which this Prospectus forms a part. For additional information concerning the DECS or the MediaOne DECS, see the DECS Prospectus.

Salomon Smith Barney may, subject to certain limitations, from time to time borrow Common Stock from MediaOne to settle short sales of Common Stock entered into by Salomon Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the New York Stock Exchange, Inc. (the "NYSE") or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Shares that have been returned to MediaOne may be reborrowed. The number of shares borrowed at any time may not exceed 1,919,261. See "Plan of Distribution." Salomon Smith Barney is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Salomon Smith Barney may cease at any time.

The Common Stock is listed for trading on the NYSE under the symbol "FSA". On June 17, 1998, the last reported sale price of the Common Stock on the NYSE Composite Tape was $56 3/4 per share. See "Price Range of Common Stock and Dividends."

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 22, 1998.

                             AVAILABLE INFORMATION

    FSA Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by FSA Holdings may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by FSA Holdings can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    FSA Holdings has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to FSA Holdings and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed with the Commission (File No. 1-12644) are hereby incorporated by reference in this Prospectus:

    1. FSA Holdings' Annual Report on Form 10-K for the year ended December 31, 1997;

    2. FSA Holdings' Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

    3. The description of the Common Stock set forth in FSA Holdings' Registration Statement on Form 8-A, declared effective on May 6, 1994, and any amendment or report filed for the purpose of updating such description.

    All documents filed by FSA Holdings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    FSA Holdings hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above other than exhibits to such documents. Requests for such copies should be directed to the Secretary of FSA Holdings, Financial Security Assurance Holdings Ltd., 350 Park Avenue, New York, New York 10022, telephone number (212) 826-0100.

                            ------------------------

    FSA Holdings' principal executive offices are located at 350 Park Avenue, New York, New York 10022, telephone number (212) 826-0100.

    "Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers Inc.

                                  THE COMPANY

    The Company, through its wholly owned subsidiary, Financial Security Assurance Inc. ("FSA"), is primarily engaged in the business of providing financial guaranty insurance on asset-backed securities and municipal bonds. FSA was the first insurance company organized to insure asset-backed obligations and has been a leading insurer of asset-backed obligations (based on number of transactions insured) since its inception in 1985. FSA expanded the focus of its business in 1990 to include financial guaranty insurance of municipal obligations. For the three months ended March 31, 1998, FSA had gross premiums written of $54.3 million, of which 40.3% related to insurance of asset-backed obligations and 59.3% related to insurance of municipal obligations. At March 31, 1998, FSA had net insurance in force of $122.2 billion, of which 70% represented insurance of municipal obligations and 30% represented insurance of asset-backed obligations.

    Financial guaranty insurance written by FSA typically guarantees scheduled payments on an issuer's obligations. In the case of a payment default on an insured obligation, FSA is generally required to pay the principal, interest or other amounts due in accordance with the obligations' original payment schedule or, at its option, to pay such amounts on an accelerated basis. FSA's underwriting policy is to insure asset-backed and municipal obligations that would otherwise be investment grade without the benefit of FSA's insurance. The asset-backed obligations insured by FSA are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by FSA consist primarily of general obligation bonds supported by the issuers' taxing power and special revenue bonds and other special obligations of state and local governments supported by the issuers' ability to impose and collect fees and charges for public services or specific projects.

    The Company's business objective is to remain a leading insurer of asset-backed obligations and to become a more prominent insurer of municipal obligations. The Company believes that the demand for its financial guaranty insurance will grow over the long term in response to anticipated growth in insured asset-backed and municipal obligations. The Company expects continued growth in the insurance of asset-backed obligations, due in part to the continued expansion of asset securitization outside of the residential mortgage sector. In the long term, the Company also expects continued growth in the insurance of municipal obligations, due in part to increased issuance of municipal bonds to finance repairs and improvements to the nation's infrastructure and increased municipal bond purchases by individuals who generally purchase insured obligations. In addition the percentage of new domestic municipal bond volume which is insured has increased each year since 1986, to 48.7% for the year ending 1997 according to published sources. The company maintains offices in New York City, San Francisco, Dallas, London, Paris, Singapore, Madrid and Sydney. In addition to its domestic business, the Company pursues international opportunities and currently operates in the European and Pacific Rim markets. The Company was the first financial guaranty insurance company to insure obligations in international markets.

    The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures.

    The claims-paying ability of FSA is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's Ratings Services ("S&P"), Fitch IBCA Inc. and Japan Rating and Investment Information, Inc.

    FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico, and operates in Europe through its U.K. licensed subsidiary.

    The principal executive offices of the Company are located at 350 Park Avenue, New York, New York 10022. The telephone number at that location is (212) 826-0100.

                                  RISK FACTORS

ADEQUACY OF LOSS RESERVES

    Like other financial guaranty insurers, FSA does not consider traditional actuarial approaches used in the property/casualty insurance industry to be applicable to the determination of its loss reserves because of the absence of a sufficient number of losses in its financial guaranty insurance activities and in the financial guaranty industry generally to establish a meaningful statistical base. In the municipal area, a relatively small percentage of the total amount of municipal obligations insured by the financial guaranty insurance industry has experienced defaults in payment in recent years. There can be no assurance, however, that these low default rates will be indicative of future rates of default in insured municipal obligations. The statistical base in the asset-backed area is even more limited than in the municipal area. In addition, actual loss rates in the asset-backed area may over time prove to be higher than in the municipal area. Although FSA currently maintains reserves in an amount believed by its management to be sufficient to pay its estimated ultimate liability for losses and loss adjustment expenses with respect to obligations it has insured, there can be no assurance that losses in FSA's insured portfolio will not exceed the loss reserves. Losses from future defaults, depending on their magnitude, could have a material adverse effect on the results of operations and financial condition of FSA Holdings.

CLAIMS-PAYING ABILITY RATINGS

    As is customary in the financial guaranty insurance industry, the rating agencies perform periodic assessments of the credits insured by a financial guaranty insurer to confirm that such insurer continues to meet the requirements of the rating agencies for a triple-A rating of the insurer's claims-paying ability. Although FSA Holdings intends to continue to comply with the criteria of the rating agencies, no assurance can be given that one or more of the rating agencies will not reduce or withdraw its triple-A rating of the claims-paying ability of FSA in the future. FSA's ability to compete with other triple-A rated financial guarantors, and its results of operations and financial condition, would be materially adversely affected by a reduction in its ratings.

MARKET AND OTHER FACTORS

    The demand for financial guaranty insurance depends upon many factors, some of which are beyond the control of FSA.

    While all the major financial guaranty insurers have triple-A claims-paying ability ratings from major rating agencies, the marketplace may from time to time distinguish between financial guarantors on the basis of various factors, including size, insured portfolio concentration and financial performance. These distinctions may result in differentials in trading levels for securities insured by particular financial guarantors which, in turn, may provide a competitive advantage to those financial guarantors with better trading levels. Conversely, various investors may lack additional capacity to purchase securities insured by certain financial guarantors, which may provide a competitive advantage to guarantors with fewer insured obligations outstanding.

    Prevailing interest rate levels affect demand for financial guaranty insurance to the extent that lower interest rates are accompanied by narrower spreads between insured and uninsured obligations. The purchase of insurance during periods of relatively narrower interest rate spreads will generally provide lower cost savings to the issuer than during periods of relatively wider spreads. These lower cost savings generally are accompanied by a corresponding decrease in demand for financial guaranty insurance. However, relatively low interest rate levels may encourage the issuance of new or the refunding of existing debt securities by companies and municipalities, which may increase the demand for financial guaranty insurance.

    Credit quality concerns among investors, especially during times of weak economic conditions, typically result in an increase in demand for financial guaranty insurance. During such times, investors generally prefer to purchase higher rated investments, including those that achieve higher ratings through financial guaranty insurance.

    The perceived financial strength of financial guaranty insurers also affects demand for financial guaranty insurance. Should a major financial guaranty insurer, or the industry generally, have its claims-paying ability rating lowered, or suffer for some other reason a deterioration in investor confidence, demand for financial guaranty insurance would be adversely affected.

    In addition, the financial guaranty insurance industry has historically been and will continue to be subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting insurance on asset-backed and municipal obligations. No assurance can be given that future legislative or regulatory changes will not adversely affect FSA's business.

COMPETITION AND INDUSTRY CONCENTRATION

    FSA faces competition from both other providers of third party credit enhancement and alternatives to third party credit enhancement. The majority of asset-backed and municipal obligations are sold without third party credit enhancement. Accordingly, each transaction proposed to be insured by FSA must generally compete against an alternative execution which does not employ third party credit enhancement. FSA also faces competition from other monoline primary financial guaranty insurers, primarily AMBAC Assurance Corporation, Financial Guaranty Insurance Company and MBIA Insurance Corp. Traditional credit enhancers such as bank letter of credit providers and mortgage pool insurers also provide significant competition to FSA as providers of credit enhancement for asset-backed obligations. While actions by securities rating agencies in recent years have significantly reduced the number of triple-A rated banks that can offer a product directly competitive with FSA's triple-A guaranty, and recently implemented risk-based capital guidelines applicable to banks have generally increased costs associated with letters of credit that compete directly with financial guaranty insurance, bank letter of credit providers and other credit enhancement, such as cash collateral accounts, provided by banks, continue to provide significant competition to FSA.

SUBSTANTIAL VOTING CONTROL

    At March 31, 1998, voting control of FSA Holdings was held 33.2% by MediaOne Capital Corporation ("MCC") (a subsidiary of MediaOne), 23.9% by Fund American Enterprises Holdings, Inc. ("Fund American") and 6.3% by the Tokio Marine and Fire Insurance Company, Ltd. ("Tokio Marine") (together, the "Substantial Shareholders"). Each of the Substantial Shareholders has the ability to influence the policies and corporate actions of FSA Holdings. Shareholders of FSA Holdings do not have cumulative voting rights with respect to the election of directors and, accordingly, any shareholder or group of shareholders holding shares representing in excess of 50% of the voting shares outstanding of FSA Holdings would by itself have the power to elect the entire board of directors of FSA Holdings.

HOLDING COMPANY STRUCTURE

    The operations of FSA Holdings are conducted through FSA. Accordingly, FSA Holdings' financial condition and results of operations are dependent upon FSA, whose ability to declare and pay dividends to FSA Holdings is dependent upon FSA's financial condition, results of operations, cash requirements and other related factors and is also subject to restrictions contained in the insurance laws and regulations of New York and other states.

SHARES ELIGIBLE FOR FUTURE SALE

    At March 31, 1998, the three largest shareholders of FSA Holdings, MCC, Fund American and Tokio Marine, together owned approximately 63.4% of the Common Stock outstanding. U S WEST has the right to cause the delivery of 9,546,303 shares of Common Stock owned by MCC to Salomon pursuant to the terms of the MediaOne DECS. All of the shares of Common Stock owned by MCC, Fund American and Tokio Marine will continue to be tradeable in the open market subject to the volume limitations, manner of sale and notice requirements of Rule 144 under the Securities Act or, without such requirements or limitations through the exercise of registration rights available under agreements with FSA Holdings.

    Sales of substantial amounts of Common Stock in the public or private market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

IMPACT OF THE DECS ON THE MARKET FOR THE COMMON STOCK

    It is not possible to predict accurately how or whether any market that develops for the DECS will influence the market for the Common Stock. For example, the price of the Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Common Stock upon the maturity of the DECS, by possible sales of Common Stock by investors who view the DECS as a more attractive means of equity participation in FSA Holdings and by hedging or arbitrage trading activity that may develop involving the DECS and the Common Stock.

                                USE OF PROCEEDS

    This Prospectus relates to the shares of Common Stock which Salomon Smith Barney may, subject to certain limitations, from time to time, borrow from MediaOne to settle short sales of Common Stock entered into by Salomon Smith Barney to hedge any long position in the DECS resulting from market making activities. See "Plan of Distribution." FSA Holdings will not receive any proceeds from the sale of the Common Stock to which this Prospectus relates.

                              PLAN OF DISTRIBUTION

    MediaOne (referred to herein as the "Lender"), and Salomon Smith Barney are parties to a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon Smith Barney may from time to time borrow, return and reborrow shares of Common Stock from the Lender or an affiliate thereof (the "Borrowed Securities"); PROVIDED, HOWEVER, that the number of Borrowed Securities at any time may not exceed 1,919,261 shares, subject to adjustment to provide antidilution protection. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Salomon Smith Barney. Salomon Smith Barney may from time to time borrow shares of Common Stock under the Securities Loan Agreement to settle short sales of Common Stock entered into by Salomon Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the NYSE or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices.

    Market conditions will dictate the extent and timing of Salomon Smith Barney's market-making transactions in the DECS and the consequent need to borrow shares of Common Stock (which may include borrowings to replace previously borrowed shares). The availability of shares of Common Stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Salomon Smith Barney may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a form of which is filed as an exhibit to the Registration Statement of which the Prospectus is a part.

    The DECS were initially sold by Salomon to Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers, Inc. as underwriters (the "Underwriters") subject to an underwriting agreement (the "Underwriting Agreement") the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Underwriting Agreement provides that Salomon and FSA Holdings will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    Salomon Smith Barney and the Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, they are not obligated to do so and any such market-making may be discontinued at any time at their sole discretion without notice. Accordingly, no assurance can be given as to the liquidity of such market.

    Pursuant to a Purchase Agreement between MediaOne and Salomon Inc (the "Purchase Agreement"), Salomon has purchased from MediaOne a number of MediaOne DECS equal to the aggregate number of DECS purchased by the Underwriters from Salomon pursuant to the Underwriting Agreement. Pursuant to the terms of the MediaOne DECS, MediaOne will be obligated to deliver to Salomon at or prior to maturity of the DECS a number of shares of Common Stock (or, at MediaOne's option under certain circumstances, the cash equivalent) that are expected to have the same value as the shares delivered pursuant to the DECS. For further information, see the DECS Prospectus. Pursuant to the Purchase Agreement, MediaOne agreed to reimburse Salomon for certain expenses related to the offering of the DECS and to pay a fee to Salomon equal to two-tenths of one percent per annum of the principal amount of the DECS until their stated maturity.

    In the ordinary course of business, Salomon Smith Barney and its affiliates have engaged in and may in the future engage in investment banking transactions with Salomon, FSA Holdings, MediaOne and their respective affiliates.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated January 26, 1998 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the Common Stock being offered hereby has been passed upon for FSA Holdings by Bruce E. Stern, Esq., General Counsel of FSA Holdings.

NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FSA HOLDINGS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
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
Available Information..........................          2

Incorporation of Certain Documents by
 Reference.....................................          3

The Company....................................          4

Risk Factors...................................          5

Use of Proceeds................................          7

Plan of Distribution...........................          7

Experts........................................          8

Legal Matters..................................          8

FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

COMMON STOCK
($.01 PAR VALUE)

   [LOGO]
PROSPECTUS
JUNE 22, 1998